Exhibit 1.1

Execution Version

PURCHASE AGREEMENT

PURCHASE AGREEMENT (the “Agreement”), dated as of September 21, 2012, by and between BIOLINERX, LTD., a State of Israel corporation (the “Company”), and LINCOLN PARK CAPITAL FUND, LLC, an Illinois limited liability company (the “Investor”).

WHEREAS:

Subject to the terms and conditions set forth in this Agreement, the Company has the right to sell to the Investor, in its sole and absolute discretion, and the Investor has the obligation to buy from the Company, up to Fifteen Million Dollars ($15,000,000) of American Depository Shares (“ADSs”), each ADS representing ten (10) ordinary shares of the Company, NIS 0.01 par value per share (the “Ordinary Shares”), which ADSs may be converted to Ordinary Shares, in whole or in part, at the Investor’s sole discretion.  The ADSs to be purchased hereunder and, if applicable, the Ordinary Shares that are exchanged for ADSs, are referred to herein as the “Purchase Shares”.

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

1.	CERTAIN DEFINITIONS.

For purposes of this Agreement, the following terms shall have the following meanings:

(a)          “Available Amount” means, initially, Fifteen Million Dollars ($15,000,000) in the aggregate, which amount shall be reduced by the Purchase Price for each Purchase Amount or the Accelerated Purchase Price for the Accelerated Purchase Share Amount, as the case may be, actually purchased by the Investor each time the Investor purchases Purchase Shares  pursuant to Section 2 hereof.

(b)          “Accelerated Purchase Share Amount” means, with respect to any particular Accelerated Purchase Confirmation (as defined in Section 2(b)), the lesser of (i) the amount of Purchase Shares directed by the Company on an Accelerated Purchase Notice or (ii) the Accelerated Purchase Share Percentage multiplied by the trading volume of the ADSs on the Principal Market on the Accelerated Purchase Date during normal trading hours.

(c)          “Accelerated Purchase Date” means, with respect to any Accelerated Purchase made hereunder, the Business Day following the Purchase Date  pursuant to Section 2(b) hereof.

(d)          “Accelerated Purchase Notice”  means, with respect to any Accelerated Purchase pursuant to Section 2(b) hereof, an irrevocable written notice from the Company to the Investor directing the Investor to buy an amount of Purchase Shares equal to the lesser of (i) the amount specified by the Company therein or (ii) the Accelerated Purchase Share Percentage, on the Accelerated Purchase Date pursuant to Section 2(b) hereof as specified by the Company therein at the applicable Accelerated Purchase Price.

(e)           “Accelerated Purchase Share Percentage” means, with respect to any particular Accelerated Purchase Notice pursuant to Section 2(b) hereof, a specified  percentage as set forth in the Accelerated Purchase Notice, up to 25% of the aggregate ADSs traded on the Principal Market during normal trading hours on the Accelerated Purchase Date.

(f)           “Accelerated Purchase Price” means ninety-five percent (95%) of the VWAP during (i) the entire trading day on the Accelerated Purchase Date, if the volume of ADSs traded on the Principal Market on the Accelerated Purchase Date has not exceeded the Accelerated Purchase Share Volume Maximum, or (ii) the portion of the trading day of the Accelerated Purchase Date (calculated starting at the beginning of normal trading hours) until such time at which the volume of ADSs traded on the Principal Market has exceeded the Accelerated Purchase Share Volume Maximum.

(g)          “Accelerated Purchase Share Volume Maximum” means the number of ADSs traded on the Principal Market during normal trading hours on the Accelerated Purchase Date equal to (i) the amount of ADSs properly directed by the Company to be purchased on the Accelerated Purchase Notice, divided by (ii) the Accelerated Purchase Share Percentage (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

(h)          “Additional Commitment Shares” means the ADSs to be issued directly to the Investor in connection with purchases of Purchase Shares hereunder in accordance with Section 2(b), and, if applicable, the Ordinary Shares that are exchanged for such ADSs.

(i)           “Bankruptcy Law” means the Israeli Companies Ordinance [New Version] 5743-1983, Title 11, U.S. Code, or any similar Israeli, federal or state law for the relief of debtors and the rules and regulations promulgated thereunder.

(j)           “Business Day” means any day on which both the U.S. Trading Market and the TASE are open for trading, including any day on which the U.S. Trading Market or the TASE is open for trading for a period of time less than the customary time.

(k)           “Closing Sale Price” means, as of any date, the closing sale price for the ADSs on the Principal Market, as reported by the U.S. Trading Market in U.S. dollars.

(l)           “Companies Law” means the Israeli Companies Law, 5759-1999, as amended, and the rules and regulations promulgated thereunder.

(m)         “Commitment Shares” means, collectively, the Initial Commitment Shares and the Additional Commitment Shares.

(n)          “Confidential Information” means any information disclosed by either party to the other party, either directly or indirectly, in writing, orally or by inspection of tangible objects (including, without limitation, documents, prototypes, samples, plant and equipment), which is designated as “Confidential,” “Proprietary” or some similar designation. Information communicated orally shall be considered Confidential Information if such information is confirmed in writing as being Confidential Information within ten (10) Business Days after the initial disclosure. Confidential Information may also include information disclosed to a disclosing party by third parties. Confidential Information shall not, however, include any information which (i) was publicly known and made generally available in the public domain prior to the time of disclosure by the disclosing party; (ii) becomes publicly known and made generally available after disclosure by the disclosing party to the receiving party through no action or inaction of the receiving party; (iii) is already in the possession of the receiving party at the time of disclosure by the disclosing party as shown by the receiving party’s files and records immediately prior to the time of disclosure; (iv) is obtained by the receiving party from a third party without a breach of such third party’s obligations of confidentiality; (v) is independently developed by the receiving party without use of or reference to the disclosing party’s Confidential Information, as shown by documents and other competent evidence in the receiving party’s possession; or (vi) is required by law to be disclosed by the receiving party, provided that the receiving party gives the disclosing party prompt written notice of such requirement prior to such disclosure and assistance in obtaining an order protecting the information from public disclosure.

(o)           “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

(p)           “DTC” means The Depository Trust Company, or any successor performing substantially the same function for the Company.

(q)           “DWAC Shares” means Purchase Shares and Commitment Shares that are (i) issued in electronic form, (ii) freely tradable and transferable and without restriction on resale and (iii) timely credited by the Company to the Investor’s or its designee’s specified Deposit/Withdrawal at Custodian (DWAC) account with DTC under its Fast Automated Securities Transfer (FAST) Program, in the case of ADSs, or the Tel Aviv Stock Exchange Clearing House, Ltd., in the case of Ordinary Shares, or any similar program hereafter adopted by DTC or the TASE, as applicable, performing substantially the same function.

(r)            “Initial Commitment Shares” means 98,598 ADSs to be issued directly to the Investor  in accordance with Section 5(e), and, if applicable, the Ordinary Shares that are exchanged for such ADSs.

(s)           “ISA” means the Israeli Securities Authority.

(t)            “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(u)           “Material Adverse Effect” means any material adverse effect on (i) the enforceability of any Transaction Document, (ii) the results of operations, assets, business or financial condition of the Company and its Subsidiaries, taken as a whole, or (iii) the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document to be performed as of the date contemplated in any Transaction Document, other than any such change, effect, event or circumstance that resulted exclusively from (A) any change in the United States or foreign economies or securities or financial markets in general that does not have a disproportionate effect on the Company and its Subsidiaries, (B) any change that generally affects the industry in which the Company and its Subsidiaries operate that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, (C) any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing as of the date hereof, (D) any action taken by the Investor, its affiliates or its or their successors and assigns with respect to the transactions contemplated by this Agreement, (E) the effect of any changes in applicable laws or accounting rules that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, or (F) any change resulting from compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement.

(v)           “Maturity Date” means the first day of the month immediately following the thirty-six (36) month anniversary of the Commencement Date.

(w)          "Nominal Price" means the Ordinary Share Par Value multiplied by ten (10).

(x)           "Nominee Company" shall mean the Nominee Company of Bank Leumi Ltd. or such other Person who is then serving as the nominee company for the Company in respect of the Ordinary Shares listed on the TASE.

(y)            “Ordinary Share Equivalents” means any securities of the Company or its Subsidiaries which entitle the holder thereof to acquire at any time Ordinary Shares including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

(z)            "Ordinary Share Par Value" means NIS 0.01.

(aa)          “Person” means an individual or entity, including, but not limited to, any limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(bb)         “Principal Market” means the U.S. Trading Market.

(cc)          “Purchase” means any Regular Purchase or any Accelerated Purchase, as applicable.

(dd)         “Purchase Amount” means, with respect to any particular Regular Purchase made hereunder, the portion of the Available Amount to be purchased by the Investor pursuant to a Purchase Notice in accordance with Section 2(a) hereof.

(ee)          “Purchase Date” means, with respect to any particular Regular Purchase made hereunder, the Business Day on which the Investor receives between 8:00 a.m. and 4:00 p.m., Eastern time, of such Business Day a valid Purchase Notice that the Investor is to buy Purchase Shares pursuant to Section 2(a) hereof.

(ff)           “Purchase Notice” means, with respect to any Regular Purchase pursuant to Section 2(a), a written notice from the Company to the Investor directing the Investor to buy such Purchase Amount in Purchase Shares as specified by the Company therein on the Purchase Date pursuant to Section 2(a) hereof.

(gg)         “Purchase Price” means, with respect to any Regular Purchase, the lower of: (i) the lowest Sale Price on the applicable Purchase Date, and (ii) the arithmetic average of the three (3) lowest Closing Sale Prices during the twelve (12) consecutive Trading Days ending on the Trading Day immediately preceding such Purchase Date (in each case, to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction that occurs on or after the date of this Agreement).

(hh)         “Sale Price” means any sale price for the ADSs on the Principal Market, as reported on the U.S. Trading Market in U.S. dollars.

(ii)            “SEC” means the U.S. Securities and Exchange Commission.

(jj)            “Securities” means, collectively, the Purchase Shares and the Commitment Shares.

(kk)          “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(ll)            “Securities Law” means the Israeli Securities Law 5728-1968, as amended, and the rules and regulations promulgated thereunder.

(mm)        “Subsidiary” means any Person the Company wholly owns or controls, or in which the Company, directly or indirectly, owns a majority of the voting stock or similar voting interest, in each case that would be disclosable pursuant to Item 601(b)(21) of Regulation S-K promulgated under the Securities Act.

(nn)          “Trading Day” means any day on which the Principal Market is open for trading, including any day on which the Principal Market is open for trading for a period of time less than the customary time.

(oo)          “Transaction Documents” means, collectively, this Agreement and the exhibits hereto, the Registration Rights Agreement and each of the other agreements, documents, certificates and instruments entered into or furnished by the parties hereto in connection with the transactions contemplated hereby and thereby.

(pp)          “Transfer Agent” means the transfer agent of the Company as set forth in Section 12(f) hereof or such other Person who is then serving as the transfer agent for the Company in respect of the ADSs and, if applicable, the Nominee Company.

(qq)          “VWAP” means in respect of an applicable Accelerated Purchase Date, the volume weighted average price of the ADSs on the Principal Market, as reported on the U.S. Trading Market in U.S. dollars.

(rr)            “U.S. Trading Market” means the Nasdaq Capital Market, provided that if the ADSs are ever listed or traded on the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the NYSE Amex, or the OTC Bulletin Board (it being understood that as used herein “OTC Bulletin Board” shall also mean any successor or comparable market quotation system or exchange to the OTC Bulletin Board such as the OTCQB operated by the OTC Markets Group, Inc.), then the “U.S. Trading Market” shall mean such other market or exchange on which the ADSs are then listed or traded.

2.	PURCHASE AND SALE OF SECURITIES.

Subject to the terms and conditions set forth in this Agreement, the Company has the right, but not the obligation, to sell to the Investor, in its sole and absolute discretion, and the Investor has the obligation to purchase from the Company, Purchase Shares as follows:

(a)            Purchases.  Within two (2) Business Days following the satisfaction of the conditions (the “Commencement”) as set forth in Sections 7 and 8 below (the date of satisfaction of such conditions, (the “Commencement Date”)), the Company shall have the right, but not the obligation, in its sole and absolute discretion, to deliver to the Investor from time to time a Purchase Notice directing the Investor to buy Purchase Shares (each such purchase a “Regular Purchase”) in any amount up to Two Hundred Thousand Dollars ($200,000) worth of Purchase Shares per Purchase Notice at the applicable Purchase Price in effect on the applicable Purchase Date; provided, however, that such amount may be increased to up to (i) Three Hundred Thousand Dollars ($300,000) worth of Purchase Shares per Purchase Notice, if the Closing Sale Price equals or exceeds Three Dollars ($3.00) on the Purchase Date, (ii) Five Hundred  Thousand Dollars ($500,000) worth of Purchase Shares per Purchase Notice, if the Closing Sale Price in effect on the applicable Purchase Date equals or exceeds Four Dollars Fifty Cents ($4.50) on the Purchase Date, (iii) Seven Hundred Thousand Dollars ($700,000) worth of Purchase Shares per Purchase Notice, if the Closing Sale Price equals or exceeds Six Dollars ($6.00) on the Purchase Date, (iv) Eight Hundred Fifty Thousand Dollars ($850,000) worth of Purchase Shares per Purchase Notice, if the Closing Sale Price equals or exceeds Seven Dollars ($7.00) on the Purchase Date, and (v) One Million Dollars ($1,000,000) worth of Purchase Shares per Purchase Notice, if the Closing Sale Price equals or exceeds Eight Dollars ($8.00) on the Purchase Date. The foregoing minimum Closing Sale Price threshold requirements shall be subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction that occurs on or after the date of this Agreement and are hereinafter referred to as the “Increased Purchase Threshold Prices”. If the Company delivers any Purchase Notice for an amount of Purchase Shares in excess of Two Hundred Thousand Dollars ($200,000) worth of Purchase Shares, but on the applicable Purchase Date the Closing Sale Price is below the applicable Increased Purchase Threshold Price as set forth herein, such Purchase Notice shall be void ab initio to the extent of the dollar amount by which the dollar amount of Purchase Shares set forth in such Purchase Notice exceeds the dollar amount of Purchase Shares which the Company is permitted to include in such Purchase Notice in accordance herewith, and the Investor shall have no obligation to purchase such excess dollar amount of Purchase Shares in respect of that Purchase Notice; provided, that the Investor shall remain obligated to purchase the dollar amount of Purchase Shares which the Company is permitted to include in such Purchase Notice.  The Company may deliver multiple Purchase Notices to the Investor; provided, however, that at least one (1) Business Day shall have elapsed between (i) the date on which the Investor has received all of the Regular Purchase Shares and all of the Accelerated Purchase Shares (as applicable) as DWAC Shares in connection with the most recent prior Purchase and (ii) the date of delivery of a Purchase Notice to the Investor by the Company.

(b)           Accelerated Purchases.  Subject to the terms and conditions of this Agreement, in addition to purchases of Purchase Shares as described in Section 2(a) above, with one Business Day’s prior written notice, the Company shall also have the right, but not the obligation, to direct the Investor by the Company’s delivery to the Investor of an Accelerated Purchase Notice from time to time, and the Investor thereupon shall have the obligation, to buy each Purchase Share at the Accelerated Purchase Price on the Accelerated Purchase Date in an amount equal to the Accelerated Purchase Share Amount (each such purchase, an “Accelerated Purchase”).  The Company may deliver an Accelerated Purchase Notice to the Investor only on a date on which the Company also properly submitted a Purchase Notice for a Regular Purchase and executed such Regular Purchase pursuant to and in accordance with Section 2(a) hereof, and such Accelerated Purchase Notice may only be for Accelerated Purchase Shares not to exceed the lesser of (i) the maximum percentage of the Accelerated Purchase Share Percentage and (ii) three (3) times the number of Purchase Shares purchased pursuant to the corresponding Regular Purchase.  Upon completion of each Accelerated Purchase Date, the Investor shall submit to the Company a confirmation of the Accelerated Purchase (an “Accelerated Purchase Confirmation”).

(c)           Payment for Purchase Shares and Accelerated Purchase Shares; Exchange of ADSs for Ordinary Shares.  The Investor shall pay to the Company an amount equal to the Purchase Price with respect to each Purchase Share purchased in respect of a Purchase Notice (the "Regular Purchase Shares")  as full payment for such Regular Purchase Shares (the "Total Regular Purchase Price") no later than one (1) Business Day following the delivery of the Purchase Notice, via wire transfer of immediately available funds to an account as the Company may from time to time designate by written notice in accordance with this Agreement. The Company shall, or shall cause the Transfer Agent to, electronically transfer such Regular Purchase Shares as DWAC Shares to an account or accounts specified in writing by the Investor to the Company against payment therefor, no later than three (3) Business Days (eight (8) Business Days with respect to the first two Purchase Notices delivered by the Company) following receipt by the Company of the Total Regular Purchase Price. The Investor shall pay to the Company an amount equal to the Accelerated Purchase Price with respect to each Purchase Share purchased in respect of an Accelerated Purchase Notice (the "Accelerated Purchase Shares") as full payment for such Accelerated Purchase Shares (the "Total Accelerated Purchase Price"), no later than one (1) Business Day following the delivery of the Accelerated Purchase Notice, via wire transfer of immediately available funds to an account as the Company may from time to time designate by written notice in accordance with this Agreement. The Company shall, or shall cause the Transfer Agent to, electronically transfer such Accelerated Purchase Shares as DWAC Shares to an account or accounts specified in writing by the Investor to the Company against payment therefor, no later than three (3) Business Days following receipt by the Company of the Total Accelerated Purchase Price. If the Company or the Transfer Agent shall fail for any reason or for no reason to electronically transfer any Regular Purchase Shares or Accelerated Purchase Shares as DWAC Shares within three (3) Business Days (eight (8) Business Days with respect to the first two Purchase Notices delivered by the Company) following the receipt by the Company of the Total Regular Purchase Price or the Total Accelerated Purchase Price, respectively, in compliance with this Section 2(c), and if on or after such Business Day the Investor purchases (in an open market transaction or otherwise) ADSs to deliver in satisfaction of a sale by the Investor of Regular Purchase Shares and/or Accelerated Purchase Shares (as applicable) that the Investor anticipated receiving from the Company, then the Company shall, within three (3) Business Days (eight (8) Business Days with respect to the first two Purchase Notices delivered by the Company) after the Investor’s request, either (i) pay cash to the Investor in an amount equal to the Investor’s total purchase price (including brokerage commissions, if any) for the ADSs so purchased (the “Cover Price”), at which point the Company’s obligation to deliver such Regular Purchase Shares and Accelerated Purchase Shares (as applicable) as DWAC Shares shall terminate, or (ii) promptly honor its obligation to deliver to the Investor such Regular Purchase Shares and Accelerated Purchase Shares (as applicable) as DWAC Shares and pay cash to the Investor in an amount equal to the excess (if any) of the Cover Price over the Total Regular Purchase Price plus the Total Accelerated Purchase Price (as applicable). The Company shall not issue any fraction of a share in connection with any Purchase and, if the issuance would result in the issuance of a fraction of a share, the Company shall round such fraction of a share up or down to the nearest whole share. All payments made under this Agreement shall be made in lawful money of the United States of America or wire transfer of immediately available funds to such account as the Company may from time to time designate by written notice in accordance with the provisions of this Agreement. Whenever any amount expressed to be due by the terms of this Agreement is due on any day that is not a Business Day, the same shall instead be due on the next succeeding day that is a Business Day. The Investor may deliver its ADSs for exchange into the number of Ordinary Shares represented by such ADSs (appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).  The Company shall promptly (but no later than the third Business Day following such delivery by the Investor) cause such exchange to occur and shall, or shall cause the Transfer Agent to, electronically transfer such Purchase Shares as DWAC Shares to an account or accounts specified in writing by the Investor. The Company shall pay all fees and expenses in connection with the initial issuance of Purchase Shares under this Agreement. The Investor shall pay all fees and expenses incurred in connection with any conversion of ADSs to Ordinary Shares or Ordinary Shares to ADSs, as the case may be.

(d)           General.  The Company shall not issue any ADSs pursuant to this Agreement if such issuance would reasonably be expected to result in a breach of the Company’s obligations under the rules and regulations of the TASE, The Nasdaq Stock Market or any other Principal Market on which the ADSs may be listed or quoted.

(e)           Beneficial Ownership Limitation.  Notwithstanding anything to the contrary contained in this Agreement, the Company shall not issue or sell, and the Investor shall not purchase or acquire, any ADSs or Ordinary Shares under this Agreement which, when aggregated with all other ADSs or Ordinary Shares then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by the Investor and its affiliates of more than 4.99% of the then issued and outstanding Ordinary Shares (the “Beneficial Ownership Limitation”). Upon the written or oral request of the Investor, the Company shall promptly (but not later than the next Business Day) confirm orally or in writing to the Investor the number of Ordinary Shares then outstanding. The Investor and the Company shall each cooperate in good faith in the determinations required hereby and the application hereof. The Investor’s written certification to the Company of the applicability of the Beneficial Ownership Limitation, and the resulting effect thereof hereunder at any time, shall be conclusive with respect to the applicability thereof and such result absent manifest error.

3.	INVESTOR’S REPRESENTATIONS AND WARRANTIES.

The Investor represents and warrants to the Company that as of the date hereof and as of the Commencement Date:

(a)           Organization and Authority.  Investor is an entity duly organized, validly existing and in good standing under the laws of Illinois with full right, corporate or partnership power and authority to enter into and to consummate the transactions contemplated by this Agreement and the Transaction Documents (as defined herein) and otherwise to carry out its obligations hereunder and thereunder.

(b)           Investment Purpose.  The Investor is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Law, the Securities Act, any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Law, the Securities Act or any applicable securities law and has no direct or indirect arrangement or understandings with any other Persons to distribute or regarding the distribution of such Securities in violation of the Securities Law, the Securities Act or any applicable state securities law (this representation and warranty not limiting the Investor’s right to sell the Securities at any time pursuant to the registration statement described herein or otherwise in compliance with applicable federal, state and all other applicable securities laws and with respect to the Commitment Shares, subject to Section 5(d) hereof).  The Investor is acquiring the Securities hereunder in the ordinary course of its business.

(c)           Accredited Investor Status.  The Investor is an “accredited investor” as that term is defined in Rule 501(a)(3) of Regulation D promulgated under the Securities Act.

(d)           Reliance on Exemptions.  The Investor understands that the Securities will be offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Investor’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Securities.

(e)           Information.  The Investor understands that its investment in the Securities involves a high degree of risk.  The Investor (i) is able to bear the economic risk of an investment in the Securities including a total loss thereof, (ii) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the proposed investment in the Securities and (iii) has had an opportunity to ask questions of and receive answers from the officers of the Company concerning the financial condition and business of the Company and others matters related to an investment in the Securities.  Neither such inquiries nor any other due diligence investigations conducted by the Investor or its representatives shall modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in Section 4 below.  However, the Investor understands and acknowledges that nothing in this Agreement or other Transaction Documents or any other materials presented to the Investor constitutes legal, tax or investment advice. The Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities

(f)            No Governmental Review.  The Investor understands that no Israeli, U.S. federal or state agency or any other domestic or foreign government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of an investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(g)           Transfer or Sale.  The Investor understands that (i) the Securities may not be offered for sale, sold, assigned or transferred unless (A) registered pursuant to the Securities Act or (B) an exemption exists permitting such Securities to be sold, assigned or transferred without such registration; (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the  Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder.

(h)           Validity; Enforcement.  This Agreement and the other Transaction Documents have  been duly and validly authorized, executed and delivered on behalf of the Investor and is a valid and binding agreements of the Investor enforceable against the Investor in accordance with their terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(i)            Residency.  The Investor is a resident of the State of Illinois.

(j)            No Prior Short Selling.  The Investor represents and warrants to the Company that at no time prior to the date of this Agreement has any of the Investor, its officers, directors, employees,  agents, representatives or affiliates engaged in or effected, or caused any person to engage in or effect, in any manner whatsoever, directly or indirectly, any (i) “short sale” (including any “short exempt”) (as such terms are defined in Rule 200 of Regulation SHO of the Exchange Act) of the Ordinary Shares or ADSs, (ii) swap, pledge, forward sale contract, option, put, call or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership in the ADSs or ordinary Shares, as applicable, whether any such swap, pledge, forward sale contract, option, put, call or any other agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise, or that otherwise establishes a net short position with respect to the  ADSs or Ordinary Shares, provided, however, that notwithstanding either of the foregoing, the Investor may at any time convert or exchange ADSs into Ordinary Shares even if such conversion or exchange would otherwise technically result in any of the transactions set forth in clauses (i) or (ii) of this Section.

(k)           No General Solicitation.  Neither the Investor nor any of its affiliates, nor any person acting on its or their behalf, has engaged in or is aware of any form of general solicitation or general advertising by or on behalf of the Company (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities.

(l)            Not an Affiliate.   The Investor is not an officer, director or person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company or any affiliate of any of these persons or entities.

4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to the Investor that, except as set forth in the SEC Documents (as defined in Section 4(g) below), as of the date hereof and as of the Commencement Date (except for such representations and warranties that speak of a specific date, which shall only be true and correct as of such date):

(a)           Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized and validly existing and, if applicable, in good standing  under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents.  Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have or reasonably be expected to result in a Material Adverse Effect, and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification, except where the revocation, limitation or curtailment would not reasonably be expected to result in a Material Adverse Effect.  The Company has no Subsidiaries.

(b)           Authorization; Enforcement; Validity.  (i) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Registration Rights Agreement and each of the other Transaction Documents to which it is a party, and to issue the Securities in accordance with the terms hereof and thereof, (ii) the execution and delivery of the Transaction Documents by the Company to which it is a party and the consummation by it of the transactions contemplated hereby and thereby, including without limitation, the issuance of the Commitment Shares and the reservation for issuance and the issuance of the Purchase Shares issuable pursuant to this Agreement, have been duly authorized by the Company’s Board of Directors (the “Board of Directors”) and no further consent or authorization is required by the Company, the Board of Directors or its shareholders, (iii) this Agreement has been, and each other Transaction Document shall be on the Commencement Date, duly executed and delivered by the Company and (iv) this Agreement constitutes, and each other Transaction Document upon its execution on behalf of the Company, shall constitute, the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except (A) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other laws of general application affecting enforcement of creditors’ rights generally, (B) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (C) insofar as indemnification and contribution provisions may be limited by applicable law.  The Board of Directors has approved the resolutions (the “Signing Resolutions”) substantially in the form as set forth as Exhibit C attached hereto to authorize this Agreement and the transactions contemplated hereby.  The Signing Resolutions are valid, in full force and effect and have not been modified or supplemented in any respect.  The Company has delivered to the Investor a certified copy of the Signing Resolutions.  No other approvals or consents of the Board of Directors or the Company’s shareholders is necessary under applicable laws and the Company’s Articles of Association to authorize the execution and delivery of this Agreement or any of the transactions contemplated hereby, including, but not limited to, the issuance of the Commitment Shares and the issuance of the Purchase Shares.

(c)           Capitalization.  The capitalization of the Company as of the date hereof is set forth in Schedule 4(c).  Except as disclosed in Schedule 4(c),  (i) no shares of the Company’s capital stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company, (ii) there are no outstanding debt securities, (iii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, (iv) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their respective securities under the Securities Act (except the Registration Rights Agreement), (v) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries, (vi) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement and (vii) the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.  The Company has furnished or made available to the Investor true and correct copies of the Company’s Articles of Association, as amended and as in effect on the date hereof, and summaries of the terms of all securities convertible into or exercisable for Ordinary Shares, if any, and copies of any documents containing the material rights of the holders thereof in respect thereto.

(d)           Issuance of Securities.  Upon issuance and payment therefor in accordance with the terms and conditions of this Agreement, the Purchase Shares shall be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, with the Investor being entitled to all rights accorded to a holder of ADSs or Ordinary Shares, as applicable.  70,000,000 Ordinary Shares, subject to any equitable adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction, underlying the ADSs that could be issued hereunder as Purchase Shares have been duly authorized and reserved for issuance under this Agreement as Purchase Shares, and 7,000,000 ADSs have been duly authorized therefor. 1,750,000 Ordinary Shares, subject to any equitable adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction, underlying the ADSs that could be issued hereunder as Additional Commitment Shares have been duly authorized and reserved for issuance under this Agreement as Additional Commitment Shares, and 175,000 ADSs have been duly authorized therefor. Upon issuance in accordance with the terms and conditions of this Agreement, the Commitment Shares, shall be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of ADSs and Ordinary Shares. Upon receipt of the Purchase Shares and the Commitment Shares, the Investor will have good and marketable title to such Securities and such Securities will be immediately freely tradable on the Principal Market.

(e)           No Conflicts; Compliance.  The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the reservation for issuance and issuance of the Purchase Shares and the Commitment Shares) will not (i) result in a violation of the Articles of Association or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) subject to the Required Approvals (as defined below), result in a violation of any law, rule, regulation, order, judgment or decree (including federal, state and foreign securities laws and regulations and the rules and regulations of the Principal Market applicable to the Company or any of its Subsidiaries) or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations which would not reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of its Articles of Association (or other similar organizational documents), or is in violation of any term of, or is in default under, any contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for such conflicts, defaults, terminations or amendments which could not reasonably be expected to have a Material Adverse Effect.  The business of the Company and its Subsidiaries is not being conducted, and is not currently intended to be conducted, in knowing violation of any law, ordinance or regulation of any governmental entity, except for such violations the sanctions for which would not reasonably be expected to have, in the aggregate, a Material Adverse Effect.

(f)            Filings and Authorizations. Except where the failure to obtain any such consent, authorization or order or make any such filing or registration would not reasonably be expected to result in a Material Adverse Effect, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any federal, state, local or foreign court or governmental agency or any federal, state, local or foreign regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents in accordance with the terms hereof or thereof, other than (i) as specifically contemplated by this Agreement, (ii) as required under the Securities Law, Securities Act and applicable state securities or “Blue Sky” laws, and (iii) as required under the rules and regulations of the Principal Market in connection with the transactions contemplated hereby (collectively, the “Required Approvals”), each of which has been, or (if not required to have been obtained or made on or prior to the date of this Agreement), shall be, timely obtained or made prior to the Commencement Date. Except as disclosed in Schedule 4(f), since one year prior to the date hereof, the Company has not received nor delivered any notices or correspondence from or to the Principal Market relating to non-compliance with exchange listing standards or rules. Neither the TASE or the U.S. Trading Market has commenced any delisting proceedings against the Company.

(g)           SEC Documents; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Law, Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two (2) years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Documents”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards applied on a consistent basis during the periods involved (“IFRS”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.  The Company has delivered or made available to the Investor true and complete copies of all comment letters and substantive correspondence received by the Company from the SEC during the 12 months immediately preceding the date hereof, together with all written responses of the Company thereto in the form such responses were filed with the SEC, provided that any filing available to the Investor via the SEC’s live EDGAR system shall be considered to be “made available” to the Investor hereunder. There are no outstanding or unresolved comments or undertakings in such comment letters received by the Company from the SEC. To the Company’s knowledge, the SEC has not commenced any enforcement proceedings against the Company or any of its Subsidiaries.

(h)           Absence of Certain Changes.  Except as contemplated by this Agreement, since the date of the Company’s unaudited financial statements for the period ended December 31, 2011, there has been no material adverse change in the business, properties, operations, financial condition or results of operations of the Company or its Subsidiaries taken as a whole.  The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any Bankruptcy Law nor does the Company or any of its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy or insolvency proceedings.  The Company is financially solvent and is generally able to pay its debts as they become due.

(i)            Absence of Litigation. Except as disclosed in Schedule 4(i), there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary or any of the Company’s or its Subsidiaries’ officers or directors in their capacities as such, which would, if there were an unfavorable decision, reasonably be expected to result in a Material Adverse Effect.

(j)            Acknowledgment Regarding Investor’s Status.  The Company acknowledges and agrees that the Investor is acting solely in the capacity of arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby.  The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor’s purchase of the Securities.  The Company further represents to the Investor that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives and advisors.

(k)           No General Solicitation; No Integrated Offering.  Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company in a manner that would require shareholder approval pursuant to the Companies Law or the rules of the TASE or the U.S. Trading Market on which any of the securities of the Company are listed or designated. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the TASE or the U.S. Trading Market.

(l)            Intellectual Property Rights.  To its knowledge, the Company and each Subsidiary have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar intellectual property rights currently employed by them in connection with the business currently operated by them that are necessary for use in the conduct of their respective businesses as described in the SEC Documents  and which the failure to so have would reasonably be expected to have a Material Adverse Effect (collectively, the “Intellectual Property Rights”).  To the knowledge of the Company, all such Intellectual Property Rights of the Company are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights owned by the Company or any Subsidiary which would reasonably be expected to have a Material Adverse Effect. There are no actions, suits or judicial proceedings pending, or to the Company’s knowledge threatened, relating to patents or proprietary information to which the Company or any of its Subsidiaries is a party or of which any property of the Company or any of its Subsidiaries is subject, which would reasonably be expected to have a Material Adverse Effect, and neither the Company nor any of its Subsidiaries has received any written notice or is otherwise aware of any infringement of or conflict with asserted rights of any other Person with respect to any Intellectual Property Rights owned by the Company or of any facts or circumstances which could render any Intellectual Property Rights owned by the Company invalid or inadequate to protect the interest of the Company and its Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(m)          Environmental Laws.  To its knowledge, the Company and its Subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except in the case of clauses (i), (ii) and (iii) above, where the failure to so comply or to obtain such permits, licenses or approvals would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(n)           Title.  The Company and the Subsidiaries have good and marketable title to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all liens, encumbrances and defects (collectively, “Liens”), except for Liens that do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries, and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties.  Any real property and facilities held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance (with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries).

(o)           Insurance.  The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged.  Neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a  cost that would not materially and adversely affect the condition, financial or otherwise, or the earnings, business or operations of the Company and its Subsidiaries, taken as a whole.

(p)           Regulatory Permits.  The Company and its Subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses (collectively, “Material Permits”), and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

(q)           Tax Status.  The Company and each of its Subsidiaries has made or filed (or requested valid extensions of) all federal, state and foreign income and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(r)            Transactions With Affiliates.   None of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors) that is required to be disclosed and is not disclosed, including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000, other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any equity incentive plan of the Company.

(s)            No Applicable Takeover Protections.  Subject to the Investor’s compliance with the terms of this Agreement, there is no control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Articles of Association or the laws of Israel which is or could become applicable to the Investor as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and the Investor’s ownership of the Securities.

(t)            Disclosure.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents that will be, and to the extent that they actually are, timely publicly disclosed by the Company, the Company confirms that neither it nor any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the SEC Documents and will be disclosed in the Registration Statement. The Company understands and confirms that the Investor will rely on the foregoing representation in effecting acquisitions and sales of securities of the Company.  All of the disclosure furnished by or on behalf of the Company to the Investor regarding the Company, its business and the transactions contemplated hereby, including the disclosure schedules to this Agreement, is true and correct in all material respects. Any material press releases disseminated by the Company during the twelve months preceding the date of this Agreement that were not filed with the SEC on Form 6-K, taken as a whole, are true and correct in all material respects. The Company acknowledges and agrees that the Investor neither makes nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3 hereof.

(u)           Foreign Corrupt Practices.   Neither the Company, nor to the knowledge of the Company, any agent or other Person acting on behalf of the Company, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any Person acting on its behalf of which the Company is aware) which is in violation of applicable law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

(v)           DTC Eligibility.  The Company, through the Transfer Agent, currently participates in the DTC Fast Automated Securities Transfer (FAST) Program and (i) the ADSs can be transferred electronically to third parties via the DTC Fast Automated Securities Transfer (FAST) Program, and (ii) the Ordinary Shares can be transferred electronically to third parties through the Tel Aviv Stock Exchange Clearing House, Ltd.

(w)          Sarbanes-Oxley. The Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002, as amended, which are applicable to it as of the date hereof.

(x)           Certain Fees. Except as disclosed on Schedule 4(x), no brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. Except as disclosed on Schedule 4(x), the Investor shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 4(x) that may be due in connection with the transactions contemplated by the Transaction Documents.

(y)           Investment Company. The Company is not, and immediately after receipt of payment for the Securities will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(z)           Listing and Maintenance Requirements. The ADSs are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the ADSs nor has the Company received any notification that the SEC is currently contemplating terminating such registration. The Company has not, in the twelve (12) months preceding the date hereof, received any notice from any Person to the effect that the Company is not in compliance with the listing or maintenance requirements of the U.S. Trading Market or the TASE. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

(aa)         Accountants.  The Company’s accountants are set forth in the SEC Documents and, to the knowledge of the Company, such accountants are an independent registered public accounting firm as required by the Securities Act.

(bb)         Regulation M Compliance. The Company has not, and to its knowledge no Person acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

(cc)         Shell Company Status. The Company is not, and has never been, an issuer identified in Rule 144(i)(1) under the Securities Act.

5.	COVENANTS.

(a)           Filing of Form 6-K and Registration Statement.  The Company agrees that it shall, within the time required under the Exchange Act, file with the SEC, in a report on Form 6-K appropriate disclosure relating to the transactions contemplated by, and describing the material terms and conditions of, the Transaction Documents (the “Current Report”). The Company shall use commercially reasonable efforts to file within twenty (20) Business Days from the date hereof a new registration statement (“Registration Statement”) covering only the resale of the Purchase Shares and the Commitment Shares, in accordance with the terms of the Registration Rights Agreement between the Company and the Investor, dated as of the date hereof (“Registration Rights Agreement”).  The Company shall permit the Investor to review and comment upon the Current Report at least two (2) Business Days prior to its filing with the SEC, the Company shall give reasonable consideration to all such comments, and the Company shall not file the Current Report with the SEC in a form to which the Investor reasonably objects. The Investor shall use its reasonable best efforts to comment upon the Current Report within one (1) Business Day from the date the Investor receives the version proposed to be filed by the Company.

(b)           Blue Sky. The Company shall use commercially reasonable efforts to take such action, if any, as is reasonably necessary in order to obtain an exemption for or to qualify (i) the issuance or sale of the Commitment Shares and the sale of the Purchase Shares to the Investor under this Agreement and (ii) any subsequent resale of the Commitment Shares and any Purchase Shares by the Investor, in each case, under applicable securities or “Blue Sky” laws of the states of the United States in such states as is reasonably requested by the Investor from time to time, and shall provide evidence of any such action so taken to the Investor.

(c)           Listing/DTC.  The Company shall promptly secure the listing as ADSs of all of the Purchase Shares and Commitment Shares to be issued to the Investor hereunder on the U.S. Trading Market (subject to official notice of issuance) and as ADSs or Ordinary Shares that could be underlying such ADSs upon each other securities exchange or automated quotation system, if any, upon which the ADSs or such Ordinary Shares, respectively, are then listed (including the TASE with respect to such Ordinary Shares), and shall maintain, so long as any ADSs or Ordinary Shares shall be so listed, such listing of all such Securities from time to time issuable hereunder. The Company shall use commercially reasonable efforts to maintain the listing of the ADSs on the U.S. Trading Market and the Ordinary Shares on the TASE and shall comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules and regulations of the U.S. Trading Market and the TASE. Neither the Company nor any of its Subsidiaries shall take any action that would reasonably be expected to result in the delisting or suspension of the ADSs on the U.S. Trading Market or the Ordinary Shares on the TASE.  The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 5(c).  The Company shall take all action necessary to ensure that the ADSs and Ordinary Shares can be transferred electronically as DWAC Shares.

(d)           Limitation on Short Sales and Hedging Transactions.  The Investor agrees that beginning on the date of this Agreement and ending on the date of termination of this Agreement as provided in Section 11, the Investor and its agents, representatives and affiliates shall not in any manner whatsoever enter into or effect, directly or indirectly, any (i) “short sale” (including any “short exempt”) (as such terms are defined in Rule 200 of Regulation SHO of the Exchange Act) of the ADSs or (ii) swap, pledge, forward sale contract, option, put, call or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the ADSs or Ordinary Shares, as applicable, whether any such swap, pledge, forward sale contract, option, put, call or any other agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise, or that otherwise establishes a net short position with respect to the ADSs or Ordinary Shares, provided, however, that notwithstanding either of the foregoing, the Investor may at any time convert or exchange ADSs into Ordinary Shares even if such conversion or exchange would otherwise technically result in any of the transactions set forth in clauses (i) or (ii) of this Section 5(d).

(e)           Issuance of Commitment Shares.  In consideration for the Investor’s execution and delivery of this Agreement and payment of the applicable Nominal Price, the Company shall instruct the Transfer Agent to issue, within eight Business Days of the date of this Agreement, 98,598 ADSs as Initial Commitment Shares directly to the Investor and shall deliver to the Transfer Agent the Irrevocable Transfer Agent Instructions with respect to the issuance of the Initial Commitment Shares.  For the avoidance of doubt, all of the Initial Commitment Shares shall be fully earned as of the date of this Agreement, whether or not the Commencement shall occur or any Purchase Shares are purchased by the Investor under this Agreement and irrespective of any termination of this Agreement. In addition, in connection with each purchase of Purchase Shares hereunder, the Company, in consideration for payment of the applicable Nominal Price shall cause the Transfer Agent to issue electronically as DWAC Shares to the Investor a number of ADSs as Additional Commitment Shares equal to 2.5% of the number of Purchase Shares issued on the applicable Purchase Date. The Additional Commitment Shares shall be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction. For the avoidance of doubt, the Additional Commitment Shares shall be fully earned as of the date of their issuance pursuant to this Agreement, whether or not any additional Purchase Shares are purchased thereafter by the Investor under this Agreement and irrespective of any termination of this Agreement.

(f)            Due Diligence; Non-Public Information.  The Investor shall have the right, from time to time as the Investor may reasonably deem appropriate, to perform reasonable due diligence on the Company during normal business hours upon two (2) Business Days’ prior written notice to the Company, which shall describe the information that is sought for the due diligence.  The Company and its officers and employees shall provide information and reasonably cooperate with the Investor in connection with any reasonable request by the Investor related to the Investor’s due diligence of the Company.  Each party hereto agrees not to disclose any Confidential Information of the other party to any third party and shall not use the Confidential Information for any purpose other than in connection with, or in furtherance of, the transactions contemplated hereby.  Each party hereto acknowledges that the Confidential Information shall remain the property of the disclosing party and agrees that it shall take all reasonable measures to protect the secrecy of any Confidential Information disclosed by the other party. The Company covenants and agrees that neither it nor any other Person acting on its behalf shall provide the Investor or its agents or counsel with any information that the Company believes constitutes or might constitute material, non-public information that is not otherwise disclosed in the Registration Statement or prospectus supplements thereto or otherwise publicly disclosed in a report, statement or other document filed by the Company with the SEC under the Exchange Act.  The Company understands and confirms that the Investor shall be relying on the foregoing covenants in effecting transactions in securities of the Company.

(g)           Purchase Records. The Investor and the Company shall each maintain records showing the remaining Available Amount at any given time and the Purchase Dates and Purchase Amounts for each Purchase or shall use such other method, reasonably satisfactory to the Investor and the Company.

(h)           Taxes.   The Company shall pay any and all transfer, stamp or similar taxes that may be payable with respect to the issuance and delivery of any ADSs, Ordinary Shares or other securities to the Investor made under this Agreement.

(i)            No Variable Rate Transactions.  From the date hereof until the Maturity Date the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of any ADSs, Ordinary Shares or Ordinary Share Equivalents for cash consideration (or a combination of units thereof) involving a Variable Rate Transaction other than in connection with an Exempt Issuance.  “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional ADSs, Ordinary Shares or Ordinary Share Equivalents either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the ADSs, Ordinary Shares or Ordinary Share Equivalents at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the ADSs, Ordinary Shares or Ordinary Share Equivalents (including, without limitation, any “full ratchet” or “weighted average” anti-dilution provisions) or (ii) enters into any agreement, including, but not limited to, an equity line of credit or at-the-market offering, whereby the Company may sell securities at a future determined price.  “Exempt Issuance” means the issuance of (a) ADSs, Ordinary Shares, Ordinary Share Equivalents or options to employees, officers, directors, consultants or vendors of the Company pursuant to any stock or option plan or agreement duly adopted for such purpose, by the Board of Directors or a majority of the members of a committee of directors established for such purpose, (b) securities upon the exercise or exchange of or conversion of any Securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into Ordinary Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities and (c) securities issued pursuant to acquisitions or strategic transactions approved by the directors of the Company, which acquisitions or strategic transactions can have a Variable Rate Transaction component, provided that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating company or an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

(j)            Integration. From and after the date of this Agreement, the Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) of the Company that would be integrated with the offer or sale of the Securities such that the rules or regulations of the U.S. Trading Market or TASE would require stockholder approval of this transaction prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

(k)           Use of Proceeds. The Company will use the net proceeds from the offering as described in the Registration Statement or the SEC Documents.

(l)           Other Transactions. The Company shall not enter into, announce or recommend to its stockholders any agreement, plan, arrangement or transaction in or of which the terms thereof would restrict, materially delay, conflict with or impair the ability or right of the Company to perform its obligations under the Transaction Documents, including, without limitation, the obligation of the Company to deliver the Purchase Shares and the Commitment Shares to the Investor in accordance with the terms of the Transaction Documents.

6.	TRANSFER AGENT INSTRUCTIONS; LEGENDS.

(a)           On the date of this Agreement, the Company shall issue irrevocable instructions to the Transfer Agent substantially in the form attached hereto as Exhibit E to issue the Initial Commitment Shares in accordance with the terms of this Agreement (the “Irrevocable Transfer Agent Instructions”). The certificate representing the Initial Commitment Shares, except as set forth below, shall bear the following restrictive legend (the “Restrictive Legend”):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, UNLESS SOLD PURSUANT TO: (1) RULE 144 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (2) AN OPINION OF HOLDER’S COUNSEL, IN A CUSTOMARY FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS.

(b)           On the earlier of (i) the Commencement Date and (ii) such time that the Investor shall request, provided all conditions of Rule 144 under the Securities Act are met, the Company shall, no later than three (3) Business Days following the delivery by the Investor to the Company or the Transfer Agent of one or more legended certificates representing the Initial Commitment Shares (which certificates the Investor shall promptly deliver on or prior to the first to occur of the events described in clauses (i) and (ii) of this sentence), as directed by the Investor, issue and deliver (or cause to be issued and delivered) to the Investor, as requested by the Investor, either: (A) a certificate representing such Initial Commitment Shares that is free from all restrictive and other legends or (B) a number of ADSs equal to the number of Initial Commitment Shares represented by the certificate(s) so delivered by the Investor as DWAC Shares.  The Company shall take all actions to carry out the intent and accomplish the purposes of the immediately preceding sentence, including, without limitation, delivering all such legal opinions, consents, certificates, resolutions and instructions to the Transfer Agent, and any successor transfer agent of the Company, as may be requested from time to time by the Investor or necessary or desirable to carry out the intent and accomplish the purposes of the immediately preceding sentence. On the Commencement Date, as set forth in the Registration Rights Agreement, the Company shall issue the notice of effectiveness of the Registration Statement, in substantially the form attached to the Registration Rights Agreement, to the Transfer Agent to issue the Purchase Shares and the Additional Commitment Shares in accordance with the terms of this Agreement and the Registration Rights Agreement (the “Notice of Effectiveness of Registration Statement”). All Purchase Shares and Additional Commitment Shares to be issued to or for the benefit of the Investor pursuant to this Agreement, including all Ordinary Shares to be issued on conversion of ADSs, shall be issued as DWAC Shares. The Company represents and warrants to the Investor that, while this Agreement is effective, no instruction other than the Notice of Effectiveness of Registration Statement referred to in this Section 6(b) will be given by the Company to the Transfer Agent with respect to the Purchase Shares and the Additional Commitment Shares, and the Purchase Shares and the Additional Commitment Shares shall otherwise be freely transferable on the books and records of the Company.

(c)           Notwithstanding section 6(b) above, the Initial Commitment Shares may only be sold or otherwise transferred in Israel upon the earlier of (i) the Commencement Date or (ii) in accordance with Section 15 of the Securities Law and related regulations.

(d)           The Company shall promptly and at its expense provide the Nominee Company with all instructions and approvals required for registration and transfer of all Ordinary Shares to be issued on conversion of ADSs.

7.	CONDITIONS TO THE COMPANY’S RIGHT TO COMMENCE SALES OF PURCHASE SHARES.

The right of the Company hereunder to commence sales of the Purchase Shares on the Commencement Date is subject to the satisfaction of each of the following conditions:

(a)           The Investor shall have executed each of the Transaction Documents and delivered the same to the Company;

(b)           The Registration Statement covering the resale of all of the Commitment Shares and Purchase Shares shall have been declared effective under the Securities Act by the SEC and no stop order with respect to the Registration Statement shall be pending or threatened by the SEC;

(c)           All Israeli, U.S. federal, state, local and other foreign governmental laws, rules and regulations applicable to the transactions contemplated by the Transaction Documents and necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been complied with, and all consents, authorizations and orders of, and all filings and registrations with, all federal, state, local and foreign courts or governmental agencies and all federal, state, local and foreign regulatory or self-regulatory agencies necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been obtained or made, including, without limitation, in each case those required under the Securities Act, the Exchange Act, the Securities Law, the Companies Law, applicable state securities or “Blue Sky” laws or foreign laws or applicable rules and regulations of the TASE or the U.S. Trading Market or otherwise required by the SEC, the ISA, the TASE or the U.S. Trading Market , or any foreign or state securities regulators;

(d)           No statute, regulation, order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened or endorsed by any federal, state, local, Israeli or foreign court or governmental authority of competent jurisdiction which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the Transaction Documents;

(e)           All Securities that could be issued by the Company to the Investor under the Transaction Documents, including all Ordinary Shares that may be issued upon conversion of ADSs, shall have been approved for listing on the TASE in accordance with the applicable rules and regulations thereof, subject only to official notice of issuance, and such approval shall be in full force and effect; and

(f)           The representations and warranties of the Investor shall be true and correct in all material respects as of the date hereof and as of the Commencement Date.

8.	CONDITIONS TO THE INVESTOR’S OBLIGATION TO PURCHASE PURCHASE SHARES.

The obligation of the Investor to buy Purchase Shares under this Agreement is subject to the satisfaction of each of the following conditions on or prior to the Commencement Date and, once such conditions have been initially satisfied, there shall not be any ongoing obligation to satisfy such conditions after the Commencement Date:

(a)           The Company shall have executed each of the Transaction Documents and delivered the same to the Investor;

(b)           The Company shall have issued to the Investor the Initial Commitment Shares without restrictive legend or as DWAC Shares, as requested by the Company;

(c)           All Securities that could be issued by the Company to the Investor under the Transaction Documents, including all Ordinary Shares that may be issued upon conversion of ADSs, shall have been approved for listing on the TASE in accordance with the applicable rules and regulations thereof, subject only to official notice of issuance, and such approval shall be in full force and effect. The ADSs (including all ADSs that could be issued by the Company to the Investor under the Transaction Documents) shall be listed on the Principal Market, the Ordinary Shares (including all Ordinary Shares that may be issued upon conversion of ADSs) shall be listed on the TASE, and trading in the ADSs and Ordinary Shares shall not have been, within the last 365 days, suspended by the SEC or the U.S. Trading Market or the TASE, respectively;

(d)           The Investor shall have received (i) the opinions of the Company’s Israeli legal counsel, substantially in the form of Exhibit A attached hereto and (ii) the opinions of the Company’s U.S. legal counsel, in the form mutually agreed by the parties hereto, in each case dated as of the Commencement Date;

(e)           The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any such representations and warranties are qualified as to materiality, in which case, such representations and warranties shall be true and correct as so qualified) as of the date hereof and as of the Commencement Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date), and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Commencement Date.  The Investor shall have received a certificate, executed by the CEO, President or CFO of the Company, dated as of the Commencement Date, to the foregoing effect in the form attached hereto as Exhibit B;

(f)           The Board of Directors of the Company shall have adopted resolutions substantially in the form attached hereto as Exhibit C which shall be in full force and effect without any amendment or supplement thereto as of the Commencement Date;

(g)           As of the Commencement Date, (1) the Company shall have reserved out of its authorized and unissued Ordinary Shares, solely for the purpose of effecting purchases of Purchase Shares hereunder, 70,000,000 Ordinary Shares underlying the ADSs that could be issued hereunder as Purchase Shares and shall have authorized 7,000,000 ADSs therefor, and (2) the Company shall have reserved out of its authorized and unissued Ordinary Shares, solely for the purpose of effecting issuances of Additional Commitment Shares hereunder, 1,750,000 Ordinary Shares underlying the ADSs that could be issued hereunder as Additional Commitment Shares and shall have authorized 175,000 ADSs therefor;

(h)           The Notice of Effectiveness of Registration Statement shall have been delivered to and acknowledged in writing by the Company and the Company’s Transfer Agent;

(i)            The Company shall have delivered to the Investor a certificate evidencing the incorporation  of the Company in the State of Israel issued by the Israeli Registrar of Companies as of a date within ten (10) Business Days of the Commencement Date;

(j)            The Company shall have delivered to the Investor a certified copy of the Articles  of  Association in effect as certified by the Israeli Registrar of Companies within ten (10) Business Days of the Commencement Date;

(k)           The Company shall have delivered to the Investor a secretary’s certificate executed by the Secretary of the Company, dated as of the Commencement Date, in the form attached hereto as Exhibit D;

(l)            The Registration Statement covering the resale of all of the Commitment Shares and Purchase Shares shall have been declared effective under the Securities Act by the SEC and no stop order with respect to the Registration Statement shall be pending or, to the knowledge of the Company,  threatened by the SEC. The Company shall have prepared and filed with the SEC, not later than one (1) Business Day after the effective date of the Registration Statement, a final and complete prospectus (the preliminary form of which shall be included in the Registration Statement) and shall have delivered to the Investor a true and complete copy thereof. Such prospectus shall be current and available for the resale of all of the Securities by the Investor. The Current Report shall have been filed with the SEC, as required pursuant to Section 5(a). All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC,  the ISA and the TASE at or prior to the Commencement Date pursuant to the reporting requirements of the Securities Act, the Exchange Act and the Securities Law shall have been filed with the SEC, ISA and the TASE within the applicable time periods prescribed for such filings under the Securities Act, the Exchange Act, the Securities Law and the TASE rules, as applicable;

(m)          No Event of Default has occurred, or any event which, after notice and/or lapse of time, would become an Event of Default has occurred;

(n)           All Israeli, U.S. federal, state, local and other foreign governmental laws, rules and regulations applicable to the transactions contemplated by the Transaction Documents and necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been complied with, and all consents, authorizations and orders of, and all filings and registrations with, all Israeli and federal, state and local courts or governmental agencies and all federal, state and local regulatory or self-regulatory agencies necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been obtained or made, including, without limitation, in each case those required under the Securities Act, the Exchange Act, the Securities Law, the Companies Law, applicable state securities or “Blue Sky” laws or foreign laws or applicable rules and regulations of the TASE (subject to any TASE requirement to renew its consent to consummation of the transactions contemplated by the Transaction Documents every six (6) months) or the U.S. Trading Market, or otherwise required by the SEC, the ISA, the TASE or the U.S. Trading Market or any foreign or state securities regulators;

(o)           No statute, regulation, order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened or endorsed by any Israeli or U.S. federal, state, local or foreign court or governmental authority of competent jurisdiction which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the Transaction Documents; and

(p)           No action, suit or proceeding before any Israeli or U.S. federal, state, local or foreign arbitrator or any court or governmental authority of competent jurisdiction shall have been commenced or threatened, and no inquiry or investigation by any federal, state, local or foreign governmental authority of competent jurisdiction shall have been commenced or threatened, against the Company, or any of the officers, directors or affiliates of the Company, seeking to restrain, prevent or change the transactions contemplated by the Transaction Documents, or seeking material damages in connection with such transactions.

9.	INDEMNIFICATION.

In consideration of the Investor’s execution and delivery of the Transaction Documents and acquiring the Securities hereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless the Investor and all of its affiliates, officers, directors and employees and any of the foregoing Person’s agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to: (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, or (c) any cause of action, suit or claim brought or made against such Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or  document contemplated hereby or thereby, other than with respect to Indemnified Liabilities which result from the fraud, gross negligence or willful misconduct of the Indemnitee or a material breach of the Investor’s representations, warranties or covenants contained in this Agreement. To the extent that the foregoing undertakings by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.  The indemnity in this Section 9 shall not apply to amounts paid in settlement of any claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Payment under the indemnification in this Section 9 shall be made within thirty (30) days from the date Investor makes written request for it, which request will include such existing documentation evidencing the Indemnified Liability as the Company may reasonably request. If any action shall be brought against any Indemnitee in respect of which indemnity may be sought pursuant to this Agreement, such Indemnitee shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Indemnitee. Any Indemnitee shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee, except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Indemnitee, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel.

10.	EVENTS OF DEFAULT.

An “Event of Default” shall be deemed to have occurred at any time as any of the following events occurs:

(a)           the effectiveness of the Registration Statement registering the Securities lapses for any reason (including, without limitation, the issuance of a stop order or similar order) or the final and complete prospectus thereof is unavailable to the Investor for the resale of any or all of the Securities to be issued to the Investor under the Transaction Documents, and such lapse or unavailability continues for a period of twenty (20) consecutive Business Days or for more than an aggregate of thirty (30) Business Days in any 365-day period;

(b)           the suspension from trading of either the ADSs on the U.S. Trading Market or Ordinary Shares on the TASE for a period of three (3) consecutive Business Days;

(c)           the delisting of the ADSs from the U.S. Trading Market or the Ordinary Shares from the TASE or such ADSs or Ordinary Shares cease to be eligible for trading or listing on the applicable market;

(d)           if, for any reason, (i) the Transfer Agent or Nominee Company, as applicable, fails to issue Purchase Shares to the Investor within five (5) Business Days after the applicable Purchase Date or Accelerated Purchase Date on which the Investor is entitled to receive such Securities, (ii) the Company is unable to issue ADSs for a period of five (5) or more Business Days, (iii) the Transfer Agent ceases to issue ADSs at any time, or (iv) the ADSs cannot be immediately exchanged for Ordinary Shares at any time;

(e)           the Company breaches any representation, warranty, covenant or other term or condition under any Transaction Document if such breach has a Material Adverse Effect and except, in the case of a breach of a covenant which is reasonably curable, if such breach continues for a period of at least five (5) Business Days after the Company obtains notice of such breach;

(f)            if any Person commences a proceeding against the Company pursuant to or within the meaning of any Bankruptcy Law which is not dismissed within thirty (30) days;

(g)           except with respect to proceedings under s.350 of the Israeli Companies Law 1999 relating only to technical arrangements with the Company’s security holders not related to matters of insolvency and which do not derogate from the rights or remedies of the Investor hereunder, if the Company pursuant to or within the meaning of any Bankruptcy Law; (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property, or (iv) makes a general assignment for the benefit of its creditors or is generally unable to pay its debts as the same become due; or

(h)           a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Company in an involuntary case, (ii) appoints a Custodian of the Company or for all or substantially all of its property, or (iii) orders the liquidation of the Company or any Subsidiary.

In addition to any other rights and remedies under applicable law and this Agreement, so long as an Event of Default has occurred and is continuing, or if any event which, after notice and/or lapse of time, would become an Event of Default, has occurred and is continuing, the Company shall not deliver to the Investor any Purchase Notice or Accelerated Purchase Notice, and the Investor shall not purchase any Purchase Shares under this Agreement.

11.	TERMINATION

This Agreement may be terminated only as follows:

(a)           Except with respect to proceedings under s.350 of the Israeli Companies Law 1999 relating only to technical arrangements with the Company’s security holders not related to matters of insolvency and which do not derogate from the rights or remedies of the Investor hereunder, if pursuant to or within the meaning of any Bankruptcy Law, the Company commences a voluntary case or any Person commences a proceeding against the Company, which is not dismissed within thirty (30) days, a Custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors, (any of which would be an Event of Default as described in Sections 10(f), 10(g) and 10(h) hereof) this Agreement shall automatically terminate without any liability or payment to the Company (except as set forth below) without further action or notice by any Person.

(b)           In the event that the Commencement shall not have occurred on or before December 31, 2012, due to the failure to satisfy the conditions set forth in Sections 7 and 8 above with respect to the Commencement, either the Company or the Investor shall have the option to terminate this Agreement at the close of business on such date or thereafter without liability of any party to any other party (except as set forth below); provided, however, that the right to terminate this Agreement under this Section 11(b) shall not be available to any party if such party is then in breach of any covenant or agreement contained in this Agreement or any representation or warranty of such party contained in this Agreement fails to be true and correct such that the conditions set forth in Section 7(f) or Section 8(e), as applicable, could not then be satisfied.

(c)           At any time after the Commencement Date, the Company shall have the option to terminate this Agreement for any reason or for no reason by delivering notice (a “Company Termination Notice”) to the Investor electing to terminate this Agreement without any liability whatsoever of any party to any other party under this Agreement (except as set forth below). The Company Termination Notice shall not be effective until one (1) Business Day after it has been received by the Investor.

(d)           This Agreement shall automatically terminate on the date that the Company sells and the Investor purchases the full Available Amount as provided herein, without any action or notice on the part of any party and without any liability whatsoever of any party to any other party under this Agreement (except as set forth below).

(e)           If, for any reason or for no reason, the full Available Amount has not been purchased in accordance with Section 2 of this Agreement by the Maturity Date, this Agreement shall automatically terminate on the Maturity Date, without any action or notice on the part of any party and without any liability whatsoever of any party to any other party under this Agreement (except as set forth below).

Except as set forth in Sections 11(a) (in respect of an Event of Default under Sections 10(f), 10(g) and 10(h)) and 11(e), any termination of this Agreement pursuant to this Section 11 shall be effected by written notice from the Company to the Investor, or the Investor to the Company, as the case may be, setting forth the basis for the termination hereof.  The representations and warranties and covenants of the Company and the Investor contained in Sections 3, 4, 5, and 6 hereof, the indemnification provisions set forth in Section 9 hereof and the agreements and covenants set forth in Sections 10, 11 and 12 shall survive the Commencement and any termination of this Agreement.  No termination of this Agreement shall (i) affect the Company’s or the Investor’s rights or obligations under (A) this Agreement with respect to pending Purchases and the Company and the Investor shall complete their respective obligations with respect to any pending Purchases under this Agreement and (B) the Registration Rights Agreement, which shall survive any such termination, or (ii) be deemed to release the Company or the Investor from any liability for intentional misrepresentation or willful breach of any of the Transaction Documents.

12.	MISCELLANEOUS.

(a)           Governing Law; Jurisdiction; Jury Trial.  The laws of the State of Israel shall govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement and the other Transaction Documents shall be governed by the internal laws of the State of Illinois, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Illinois or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Illinois. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of Chicago, for the adjudication of any dispute hereunder or under the other Transaction Documents or in connection herewith or therewith, or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. The Company hereby irrevocably appoints Morrison & Foerster LLP, with an office at 1290 Avenue of the Americas, New York, New York 10104-0050, as its agent to receive on behalf of the Company service of any legal process which may be served in all such actions and proceedings. Such service may be made by mail or delivery of such process to the Company in care of such agent at the agent’s address set forth above and the Company hereby irrevocably authorizes and directs such agent to accept such service on behalf of the Company.

(b)           Counterparts.  This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature or signature delivered by e-mail in a “.pdf” format data file shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original signature.

(c)           Headings.  The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d)           Severability.  If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(e)           Entire Agreement.  The Transaction Documents supersede all other prior oral or written agreements between the Investor, the Company, their affiliates and Persons acting on their behalf with respect to the subject matter thereof, and this Agreement, the other Transaction Documents and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters.  The Company acknowledges and agrees that is has not relied on, in any manner whatsoever, any representations or statements, written or oral, other than as expressly set forth in the Transaction Documents.

(f)            Notices.  Any notices, consents or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt when delivered personally; (ii) upon receipt when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or e-mail; or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:
BioLineRX, Ltd.
19 Hartum Street
PO Box 45158
Jerusalem, Israel 91450
Telephone: +972 2 548 9100
Facsimile:   + 972 2 548 9101
E-mail:        phils@biolinerx.com
Attention:  Chief Financial Officer/General Counsel

With copies to (which shall not constitute notice or service of process):
Yigal Arnon & Co.
1 Azrieli Center
Tel Aviv 67021
Israel
Telephone: +972 2 623 9200
Facsimile:    +972 2 623 9236
E-mail:         barry@arnon.co.il
Attention:  Barry Levenfeld, Adv

and

If to the Investor:
Lincoln Park Capital Fund, LLC
440 North Wells, Suite 620
Chicago, IL 60654
Telephone: (312) 822-9300
Facsimile:    (312) 822-9301
E-mail:          jscheinfeld@lincolnparkcapital.com/jcope@lincolnparkcapital.com
Attention:   Josh Scheinfeld/Jonathan Cope

With  copies to (which shall not constitute notice or service of process):
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, NY 10166
Telephone:  (212) 801-9200
Facsimile:     (212) 801-6400
E-mail:           mariscoa@gtlaw.com
Attention:    Anthony J. Marsico, Esq.

and

Amit Pollak Matalon & Co.
17 Yitzhak Sade St., Nitzba Tower
Tel Aviv  67775
Telephone: (972-3) 568-9000 x122
Facsimile:    (972-3) 568-9001
E-mail:          ian_ro@apm-law.com
Attention:   Ian Rostowsky, Adv

If to the Transfer Agent:
The Bank of New York Mellon
101 Barclay Street,
New York, New York 10286
Telephone: (212) 815-8223
Facsimile:    (212) 571-3050
E-mail:         agness.moskovits@bnymellon.com
Attention:  Agness Moskovitz

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) Business Days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, and recipient facsimile number or (C) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

(g)           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.  The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor, including by merger or consolidation.  The Investor may not assign its rights or obligations under this Agreement.

(h)           No Third Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(i)            Publicity.  The Investor shall have the right to approve before issuance any press release, SEC filing or any other public disclosure made by or on behalf of the Company whatsoever with respect to, in any manner, the Investor, its purchases hereunder or any aspect of the Transaction Documents or the transactions contemplated thereby; provided, however, that the Company shall be entitled, without the prior approval of the Investor, to make any press release or other public disclosure (including any filings with the SEC) with respect to such transactions as is required by applicable law and regulations (including the regulations of the Principal Market), so long as prior to making any such press release or other public disclosure the Company and its counsel shall have provided the Investor and its counsel with a reasonable opportunity to review and comment upon, and shall have consulted with the Investor and its counsel on the form and substance of, such press release or other disclosure. The Company shall have the right to approve before issuance any press release or any other public disclosure made by or on behalf of the Investor whatsoever with respect to, in any manner, the Company or any aspect of the Transaction Documents or the transactions contemplated thereby; provided, however, that the Investor shall be entitled, without the prior approval of the Company, to make any press release or other public disclosure with respect to such transactions as is required by applicable law and regulations, so long as prior to making any such press release or other public disclosure the Investor and its counsel shall have provided the Company and its counsel with a reasonable opportunity to review and comment upon, and shall have consulted with the Company and its counsel on the form and substance of, such press release or other disclosure.

(j)            Further Assurances.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to consummate and make effective, as soon as reasonably possible, the Commencement, and to carry out the intent and accomplish the purposes of this Agreement and the consummation of the other transactions contemplated hereby.

(k)           No Financial Advisor, Placement Agent, Broker or Finder.  The Company represents and warrants to the Investor that it has not engaged any financial advisor, placement agent, broker or finder in connection with the transactions contemplated hereby, other than as disclosed on Schedule 4(x).  The Investor represents and warrants to the Company that it has not engaged any financial advisor, placement agent, broker or finder in connection with the transactions contemplated hereby. The Company shall be responsible for the payment of any fees or commissions, if any, of any financial advisor, placement agent, broker or finder relating to or arising out of the transactions contemplated hereby.  The Company shall pay, and hold the Investor harmless against, any liability, loss or expense (including, without limitation, attorneys’ fees and out of pocket expenses) arising in connection with any such claim.

(l)            No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(m)          Remedies, Other Obligations, Breaches and Injunctive Relief.  The parties’ remedies provided in this Agreement, including, without limitation, the Investor’s remedies provided in Section 9, shall be cumulative and in addition to all other remedies available to the parties under this Agreement, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy of any party contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit any party’s right to pursue actual damages for any failure by the other party to comply with the terms of this Agreement.  The parties acknowledge that a breach by any party of its obligations hereunder may cause irreparable harm to the non-breaching party and that the remedy at law for any such breach may be inadequate.  The parties therefore agree that, in the event of any such breach or threatened breach, the non-breaching party shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(n)           Enforcement Costs.  If: (i) due to a breach or anticipatory breach of this Agreement by a party hereto, this Agreement is placed by the other party in the hands of an attorney for enforcement or is enforced by the other party through any legal proceeding; or (ii) an attorney is retained to represent a party hereto in any bankruptcy, reorganization, receivership or other proceedings affecting creditors’ rights and involving a claim under this Agreement; or (iii) an attorney is retained to represent a party hereto in any other proceedings whatsoever in connection with this Agreement except for any proceeding for which such party is obligated to indemnify the other pursuant to the Transaction Documents, then the party against which enforcement is sought shall pay to the enforcing party, as incurred by such party, all reasonable costs and expenses including attorneys’ fees incurred in connection therewith, in addition to all other amounts due hereunder.

(o)           Failure or Indulgence Not Waiver.  No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

IN WITNESS WHEREOF, the Investor and the Company have caused this Purchase Agreement to be duly executed as of the date first written above.

THE COMPANY:

BIOLINERX, LTD.

By:	/s/ Kinneret Savitsky
Name: Kinneret Savitsky
Title: Chief Executive Officer

INVESTOR:

LINCOLN PARK CAPITAL FUND, LLC BY: LINCOLN PARK CAPITAL, LLC BY: ALEX NOAH INVESTORS INC.

By:	/s/ Jonathan Cope
Name: Jonathan Cope
Title: President

[Signature Page to Purchase Agreement]

SCHEDULES

Schedule 4(c)	Capitalization
Schedule 4(f)	Principal Market Correspondence
Schedule 4(i)	Absence of Litigation
Schedule 4(x)	Certain Fees

EXHIBITS

Exhibit A	Form of Company Israeli Counsel Opinion
Exhibit B	Form of Officer’s Certificate
Exhibit C	Form of Resolutions of Board of Directors of the Company
Exhibit D	Form of Secretary’s Certificate
Exhibit E	Form of Letter to Transfer Agent

DISCLOSURE SCHEDULES

Schedule 4(c) - Capitalization

Schedule 4(f) - Principal Market Correspondence

Schedule 4(i) – Absence of Litigation

Schedule 4(x) – Certain Fees

NOTE REVISE
SCHEDULE 4(C)

CAPITALIZATION

As of the date of this Agreement:

•	176,101,957 Ordinary Shares are issued and outstanding;

•	26,221,505 Ordinary Shares are issuable upon exercise of outstanding warrants;

•	6,029,911 Ordinary Shares are issuable upon exercise of outstanding options outstanding, of which approximately 1,684,145 shares are exercisable; and

•	16,467,078 Ordinary Shares are available for future grants under the Company’s stock option plan as of September 21, 2012.

SCHEDULE 4(I)

PRINCIPAL MARKET CORRESPONDENCE

None

SCHEDULE 4(I)

ABSENCE OF LITIGATION

None

SCHEDULE 4(X)

CERTAIN FEES

Pursuant to a letter dated September 10, 2012 (the “Letter”), the Company entered into an arrangement with Oberon Securities LLC (“Oberon”), pursuant to which the Company shall pay Oberon upon the execution of this Agreement, a cash fee equal to 1% of the Available Amount.  Alternatively the Company may elect to pay Oberon upon the execution of this Agreement $50,000 and the remainder of the amount due under the preceding sentence upon the earlier of (a) the first draw down under this Agreement and (b) the twelve month anniversary of this Agreement.  Additionally, under the Letter, the Company shall also pay Oberon a cash fee equal to 2% of the Dollar value of any Purchase Shares sold in connection with each Purchase Notice and/or Accelerated Purchase Notice.

EXHIBIT A

FORM OF COMPANY ISRAELI COUNSEL OPINION

Capitalized terms used herein but not defined herein, have the meaning set forth in the Purchase Agreement.  Based on the foregoing, and subject to the assumptions and qualifications set forth herein, we are of the opinion that:

1.           The Company is a company duly incorporated and validly existing under the laws of the State of Israel.

2.           The Company has the corporate power to execute and deliver, and perform its obligations under, each Transaction Document to which it is a party.  The Company has the corporate power to conduct its business as described in the Registration Statement and the prospectus, and to own and use the properties owned and used by it. The Articles of Association of the Company, as amended as of the date hereof, are on file with the SEC, are the updated Articles of Association of the Company and are in full force and effect.

3.           The execution, delivery and performance by the Company of the Transaction Documents to which it is a party have been duly authorized by all necessary corporate action on the part of the Company.  The execution and delivery of the Transaction Documents by the Company, the performance of the obligations of the Company thereunder and the consummation by it of the transactions contemplated therein have been duly authorized and approved by the Company’s Board of Directors and no further consent, approval or authorization of the Company, its Board of Directors or its shareholders is required.  The Transaction Documents to which the Company is a party have been duly executed and delivered by the Company and are the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting creditor’s rights and remedies.

4.           The execution, delivery and performance by the Company of the Transaction Documents, the consummation by the Company of the transactions contemplated thereby including the offering, sale and issuance of the Commitment Shares and the Purchase Shares in accordance with the terms and conditions of the Purchase Agreement, and the fulfillment and compliance by the Company with terms of the Transaction Documents, does not and shall not: (i) conflict with, constitute a breach of or default (or an event which, with the giving of notice or lapse of time or both, constitutes or could constitute a breach or a default), under (a) the Certificate of Incorporation or the Articles of Association  of the Company, or (b) to our knowledge, any material agreement, note, lease, mortgage, deed or other material instrument (each, a “Material Contract”), (ii) result in any violation of any statute, law, rule or regulation applicable to the Company, or (iii) to our knowledge, violate any order, writ, injunction or decree applicable to the Company or any of its subsidiaries.

5.           The issuance of the Purchase Shares and the Commitment Shares pursuant to the terms and conditions of the Transaction Documents has been duly authorized, and the Initial Commitment Shares are validly issued, fully paid and non-assessable, to our knowledge, free of all taxes, liens, charges, restrictions, rights of first refusal and preemptive rights. 70,000,000 Ordinary Shares underlying ADSs have been properly reserved for issuance as Purchase Shares under the Purchase Agreement.  1,750,000 Ordinary Shares underlying ADSs have been properly reserved for issuance as Additional Commitment Shares under the Purchase Agreement. When issued and paid for in accordance with the Purchase Agreement, the Purchase Shares shall be validly issued, fully paid and non-assessable, to our knowledge, free of all taxes, liens, charges, restrictions, rights of first refusal and preemptive rights.  When issued in accordance with the Purchase Agreement, the Additional Commitment Shares shall be validly issued, fully paid and non-assessable, to our knowledge, free of all taxes, liens, charges, restrictions, rights of first refusal and preemptive rights. To our knowledge, the execution and delivery of the Registration Rights Agreement do not, and the performance by the Company of its obligations thereunder shall not, give rise to any rights of any other Person under any Material Contract for the registration under the Securities Act of any ADSs or other securities of the Company which have not been waived.

6.           As of the date hereof, the authorized share capital of the Company consists of 750,000,000 Ordinary Shares NIS 0.01 par value per share.

7.          Assuming the accuracy of the representations and warranties made by you and the Company in the Purchase Agreement and the compliance by you and the Company with the covenants made by you and the Company, respectively, in the Transaction Documents, the offering, sale and issuance of the Commitment Shares and the Purchase Shares to you pursuant to the Transaction Documents is exempt from registration under the Securities Law.

8.          Other than that which has been obtained and completed prior to the date hereof, no authorization, approval, consent, filing or other order of any Israeli governmental body, regulatory agency, stock exchange or market or court having jurisdiction over the Company is required to be obtained by the Company to enter into and perform its obligations under the Transaction Documents or for the Company to issue and sell the Commitment Shares and the Purchase Shares as contemplated by the Transaction Documents (subject to any TASE requirement to renew its consent to consummation of the transactions contemplated by the Transaction Documents every six (6) months).

9.          Except as set forth in any of the Company’s filings pursuant to the Exchange Act made during the 12-month period preceding the date hereof and, with your consent, based solely on a review thereof, during such period, to our knowledge, the Company has not received any written notice from the TASE stating that the Company has not been in compliance with any of the rules and regulations (including the requirements for continued listing) of such market.

We further advise you that to our knowledge, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board or body, any governmental agency, any stock exchange or market, or self-regulatory organization, which to our knowledge has been threatened in writing or which is currently pending against the Company, any of its subsidiaries, any officers or directors of the Company or any of its subsidiaries or any of the properties of the Company or any of its subsidiaries.

EXHIBIT B

FORM OF OFFICER’S CERTIFICATE

This Officer’s Certificate (“Certificate”) is being delivered pursuant to Section 8(e) of that certain Purchase Agreement dated as of September 21, 2012, (“Purchase Agreement”), by and between BIOLINERX, LTD., a State of Israel corporation (the “Company”), and LINCOLN PARK CAPITAL FUND, LLC (the “Investor”).  Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.

The undersigned, _______, Chief Executive Officer of the Company, hereby certifies as follows:

1.           I am the Chief Executive Officer of the Company and make the statements contained in this Certificate;

2.           The representations and warranties of the Company are true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 4 of the Purchase Agreement, in which case, such representations and warranties are true and correct without further qualification) as of the date when made and as of the Commencement Date as though made at that time (except for representations and warranties that speak as of a specific date, in which case such representations and warranties are true and correct as of such date);

3.           The Company has performed, satisfied and complied in all material respects with covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Commencement Date; and

4.           The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any Bankruptcy Law nor does the Company or any of its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy or insolvency proceedings. The Company is financially solvent and is generally able to pay its debts as they become due.

IN WITNESS WHEREOF, I have hereunder signed my name on this ___ day of ______, 2012.

______________________
Name:
Title: Chief Executive Officer

The undersigned, as Secretary of the Company, hereby certifies that ______ is the duly elected, appointed, qualified and acting Chief Executive Officer of the Company and that the signature appearing above is his genuine signature.

___________________________________
____________, Secretary

EXHIBIT C

FORM OF COMPANY RESOLUTIONS
FOR SIGNING PURCHASE AGREEMENT

WHEREAS, there has been presented to the Board of Directors (the “Board”) of BIOLINERX, LTD., a State of Israel corporation (the “Corporation”) a draft of the Purchase Agreement (the “Purchase Agreement”) by and between the Corporation and Lincoln Park Capital Fund, LLC (“Lincoln Park”), providing for the purchase by Lincoln Park of up to Fifteen Million Dollars ($15,000,000) of American Depository Shares (ADSs) representing ten (10) Ordinary Shares NIS 0.01 par value per share (the “Ordinary Shares”); and

WHEREAS, after careful consideration and review of the Purchase Agreement, the documents incident thereto and other factors deemed relevant by the Board of Directors, the Board of Directors has determined that it is advisable and in the best interests of the Corporation to engage in the transactions contemplated by the Purchase Agreement, including, but not limited to, the issuance of up to 100,000 ADSs to Lincoln Park as an initial commitment fee (the “Initial Commitment Shares”) and the sale of ADSs to Lincoln Park up to the available amount under the Purchase Agreement (the “Purchase Shares”).

Transaction Documents

NOW, THEREFORE, BE IT RESOLVED, that the transactions described in the Purchase Agreement are hereby approved and each of Kinneret Savitsky and Phil Serlin (the “Authorized Officers”) are severally authorized to execute and deliver the Purchase Agreement on behalf of the Company, and any other agreements or documents contemplated thereby, with such amendments, changes, additions and deletions as the Authorized Officers may deem to be appropriate and approve on behalf of, the Corporation, such approval to be conclusively evidenced by the signature of an Authorized Officer thereon; and

FURTHER RESOLVED, that the terms and provisions of a registration rights agreement (the “Registration Rights Agreement”), by and between the Corporation and Lincoln Park, providing for the registration of the Purchase Shares and Commitment Shares issuable in respect of the Purchase Agreement on behalf of the Corporation, a draft of which has been provided to the Board, are hereby approved and the Authorized Officers are authorized to execute and deliver the Registration Rights Agreement on behalf of the Company, with such amendments, changes, additions and deletions as the Authorized Officer may deem appropriate and approve on behalf of, the Corporation, such approval to be conclusively evidenced by the signature of an Authorized Officer thereon; and

FURTHER RESOLVED, that the terms and provisions of the forms of Irrevocable Transfer Agent Instructions and Notice of Effectiveness of Registration Statement (the “Instructions”), drafts of which has been provided to the Board, are hereby approved and the Authorized Officers are authorized to execute and deliver the Instructions on behalf of the Company as and when set forth in the Purchase Agreement and the Registration Rights Agreement, with such amendments, changes, additions and deletions as the Authorized Officers may deem appropriate and approve on behalf of, the Corporation, such approval to be conclusively evidenced by the signature of an Authorized Officer thereon; and

Issuance of Purchase Shares

FURTHER RESOLVED, that upon the effectiveness of a registration statement to be filed by the Company pursuant to the Registration Rights Agreement, the Corporation is hereby authorized to issue up to 7,000,000 ADSs (subject to equitable adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction) in accordance with the terms of the Purchase Agreement and that, upon issuance of such ADSs pursuant to the Purchase Agreement, such ADSs will be duly authorized, validly issued, fully paid and nonassessable; and

FURTHER RESOLVED, that the Corporation shall initially reserve 70,000,000 Ordinary Shares underlying ADSs (subject to equitable adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction) for issuance as Purchase Shares under the Purchase Agreement; and

FURTHER RESOLVED, that the Corporation is hereby authorized to issue up to 100,000 ADSs (subject to equitable adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction) (the “Initial Commitment Shares”) in accordance with the terms of the Purchase Agreement and that, upon issuance of the Initial Commitment Shares pursuant to the Purchase Agreement, the Initial Commitment Shares will be duly authorized, validly issued, fully paid and nonassessable.

FURTHER RESOLVED, that the Corporation is hereby authorized to issue 175,000 ADSs (subject to equitable adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction) in connection with the purchase of Purchase Shares (the “Additional Commitment Shares”) in accordance with the terms of the Purchase Agreement and that, upon issuance of the Additional Commitment Shares pursuant to the Purchase Agreement, the Additional Commitment Shares will be duly authorized, validly issued, fully paid and nonassessable; and

FURTHER RESOLVED, that the Corporation shall initially reserve 1,750,000 Ordinary Shares underlying ADSs (subject to equitable adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction) for issuance as Additional Commitment Shares under the Purchase Agreement; and

Registration Statement

FURTHER RESOLVED, that the Corporation is hereby authorized to file a registration statement on Form F-1 or Form F-3, covering the resale of the Purchase Shares, Initial Commitment Shares and Additional Commitment Shares, in accordance with the terms of the Registration Rights Agreement; and

Approval of Actions

FURTHER RESOLVED, that, without limiting the foregoing, the Authorized Officers are, and each of them hereby is, authorized and directed to proceed on behalf of the Corporation and to take all such steps as deemed necessary or appropriate, with the advice and assistance of counsel, to cause the Corporation to consummate the agreements referred to herein and to perform its obligations under such agreements; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed on behalf of and in the name of the Corporation, to take or cause to be taken all such further actions and to execute and deliver or cause to be executed and delivered all such further agreements, amendments, documents, certificates, reports, schedules, applications, notices, letters and undertakings and to incur and pay all such fees and expenses as in their judgment shall be necessary, proper or desirable to carry into effect the purpose and intent of any and all of the foregoing resolutions, and that all actions heretofore taken by any officer or director of the Corporation in connection with the transactions contemplated by the agreements described herein are hereby approved, ratified and confirmed in all respects.

EXHIBIT D

FORM OF SECRETARY’S CERTIFICATE

This Secretary’s Certificate (“Certificate”) is being delivered pursuant to Section 8(k) of that certain Purchase Agreement dated as of September 21, 2012 (“Purchase Agreement”), by and between BIOLINERX, LTD., a State of Israel corporation (the “Company”) and LINCOLN PARK CAPITAL FUND, LLC (the “Investor”), pursuant to which the Company may sell to the Investor up to Fifteen Million Dollars ($15,000,000) of ADSs, each ADS representing ten (10) ordinary shares, NIS ____ par value per share (the “Ordinary Shares”).  Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.

The undersigned, ______, Secretary of the Company, hereby certifies as follows:

1.           I am the Secretary of the Company and make the statements contained in this Secretary’s Certificate.

2.           Attached hereto as Exhibit A and Exhibit B are true, correct and complete copies of the Company’s Articles of Association, as amended to date (“AoA”), and Certificate of Incorporation, as amended to date (“Certificate of Incorporation”), respectively, in each case, as amended through the date hereof, and no action has been taken by the Company, its directors, officers or stockholders, in contemplation of the filing of any further amendment relating to or affecting the AoA or Certificate of Incorporation.

3.           Attached hereto as Exhibit C are true, correct and complete copies of the resolutions duly adopted by the Board of Directors of the Company (the “Board”) on _____________, 2012, at such meeting at which a quorum was present and acting throughout or by unanimous written consent.  Such resolutions have not been amended, modified or rescinded and remain in full force and effect and such resolutions are the only resolutions adopted by the Board, or any committee thereof, or the stockholders of the Company relating to or affecting (i) the entering into and performance of the Purchase Agreement, or the issuance, offering and sale of the Purchase Shares and the Commitment Shares and (ii) and the performance of the Company of its obligation under the Transaction Documents as contemplated therein.

4.           As of the date hereof, the authorized, issued and reserved share capital of the Company is as set forth on Exhibit D hereto.

IN WITNESS WHEREOF, I have hereunder signed my name on this ___ day of _____, 2012.

_________________________
________, Secretary

The undersigned, as Chief Executive Officer of the Company, hereby certifies that ___________ is the duly elected, appointed, qualified and acting Secretary of the Company, and that the signature appearing above is his genuine signature.

_________________________
_______, Chief Executive Officer

EXHIBIT E

FORM OF LETTER TO THE TRANSFER AGENT FOR THE ISSUANCE OF THE
COMMITMENT SHARES AT SIGNING OF THE PURCHASE AGREEMENT

[COMPANY LETTERHEAD]

________,  __, 2012

________.
________
________
Attention: __________________

Re: Issuance of Ordinary Shares to Lincoln Park Capital Fund, LLC

Dear ________,

On behalf of BIOLINERX, LTD. (the “Company”), you are hereby instructed to issue as soon as possible 98,598 ADSs as Initial Commitment Shares in the name of Lincoln Park Capital Fund, LLC.  The share certificate should be dated September 21, 2012.  I have included a true and correct copy of the resolutions adopted by the Board of Directors of the Company approving the issuance of these shares.  The shares should be issued subject to the following restrictive legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, UNLESS SOLD PURSUANT TO: (1) RULE 144 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (2) AN OPINION OF HOLDER’S COUNSEL, IN A CUSTOMARY FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS.

The share certificate should be sent as soon as possible via overnight mail to the following address:

Lincoln Park Capital Fund, LLC
440 North Wells, Suite 620
Chicago, IL 60654
Attention: Josh Scheinfeld/Jonathan Cope

Thank you very much for your help.  Please call me at _________ if you have any questions or need anything further.

[Signature Page to Purchase Agreement]

BIOLINERX, LTD.

BY:_____________________________
_______
Chief Executive Officer